

Mail Stop 3233

November 10, 2016

Via E-mail
Alexander Philips
Manager
Rock Fund VII-A LLC
180 Newport Center Drive, Suite 230
Newport Beach, CA 92660

> **Re:** **Rock Fund VII-A LLC (formerly TRP Fund VII LLC)**
> **Amendment No. 3 to Draft Offering Statement on Form 1-A**
> **Submitted October 27, 2016**
> **CIK No. 0001671793**

Dear Mr. Philips:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4

"We may pay distributions from any source," page 10

1.   We note your revised disclosure in response to our prior comment 3. We further note your response that the payment of distributions would not be dilutive to the investors because distributions would only be paid in cash, and not in company securities. To the extent your distributions are paid from sources other than your cash flow from operations, as your disclosure suggests, please revise to add risk factor disclosure regarding the potential dilutive effect of funding distributions from other sources as there would be less capital to invest in properties or advise.

Appendix A

Prior Performance Tables

2. We note your response to our prior comment 5 in which you state that you have not provided Table V because you have not completed or liquidated any programs. Please note that Table V does not solely require disclosure for programs that have been completed or liquidated. Please revise to provide Table V disclosure, including all sales and disposals of property by programs with similar investment objectives within the most recent three years or advise. Please refer to Industry Guide 5 and CF Disclosure Guidance Topic 6.

3. We note your response to our prior comment 6, in part. Please revise your prior performance Table I to remove the column entitled "Total for All Prior Programs" or advise.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Robert Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Jeffrey S. Marks
Via E-mail